BANK OF HAWAI‘I CORPORATION
SECURITIES TRADING POLICY

February 20, 2026

ABOUT THIS POLICY
The Bank of Hawai‘i Corporation (the “Company”) Securities Trading Policy (the “Policy”) applies to directors, officers, employees of the Company and its subsidiaries, including Bank of Hawai‘i. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information (“MNPI”). This Policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this Policy.
The Company has adopted this Policy to promote compliance with federal and state securities laws that prohibit persons who are aware of material nonpublic information (“MNPI”) about a company from: (i) engaging in transactions in the securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information. The Company has adopted this Policy in an effort to promote compliance with the law, and to avoid the appearance of improper conduct.
STATEMENT OF POLICY
No director, officer or other employee of the Company or its subsidiaries (or any other person designated by this Policy or by the Chief General Counsel as subject to this Policy) who is aware of MNPI relating to the Company may, directly, or indirectly through family members or other persons or entities:
•Engage in trades in Company securities, except as otherwise specified in this Policy under the heading “Rule 10b5-1 Plans;”
•Recommend that others engage in trades in any Company securities;
•Disclose MNPI to persons within the Company whose jobs do not require them to have that information;
•Disclose MNPI outside of the Company to other persons, including, but not limited to, family, friends, social acquaintances, business associates, investors and financial analysts, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or
•Assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no director, officer or other employee of the Company or its subsidiaries (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of MNPI about a company (1) with which the Company does business, such as the Company’s business partners, customers, vendors, and suppliers, or (2) that is involved in a potential transaction or business relationship with Company, may engage in transactions in that company’s securities until the information becomes public or is no longer material.
SECTION 16 INSIDERS AND REQUIRED DISCLOSURES

The (“Section 16 Insiders”) of the Company are directors of the Company and Bank of Hawai‘i and all Section 16 officers determined by the Company, including the Chief Executive Officer, President, Chief Financial Officer, some Vice Chairs, and the Principal Accounting Officer. If you have questions as to whether you are a Section 16 Insider, contact the Chief General Counsel or Assistant Corporate Secretary.

Section 16(a) of the Securities Exchange Act (the “Exchange Act”) requires insiders of a company to file reports with the Securities Exchange Commission (the “SEC”) disclosing their transactions in the Company’s equity securities including options, restricted stock units, and other derivative securities. The purpose of the reporting obligation is to prevent and track short-term trading of the company’s securities by insiders of the company. The obligation to file Section 16(a) reports with the SEC rests with the insider and not the Company, but the Company will assist its Section 16 Insiders in meeting these reporting obligations. To ensure compliance under Section 16(a), all Company Section 16 Insiders must pre-clear with the Company’s Assistant Corporate Secretary all proposed transactions, including gifts, in the Company’s equity securities that may be considered to be beneficially owned by the Section 16 Insider.

Initially, each Section 16 Insider must file an Initial Statement of Beneficial Ownership of Securities (Form 3) with the SEC listing the amount of Company’s securities the Section 16 Insider beneficially owns within 10 days of his or her designation as a Section 16 Insider of the Company. Changes in the beneficial ownership of the Company’s securities must be reported on a Form 4 within two business days of the date on which the change in beneficial ownership occurs. In addition, each Section 16 Insider may file a Form 5 within 45 days after the Company’s fiscal year-end to report certain limited transactions in the Company’s securities.

SHORT-SWING PROFITS – SECTION 16(B)
In addition to the reporting requirements, Section 16 Insiders are subject to civil liability for certain “short-swing” transactions under Section 16(b) of the Exchange Act. In particular, to prevent the unfair use of information which may have been obtained by an insider, Section 16 subjects the insider to liability for any profits realized by the insider from any purchase and sale or sale followed by a purchase of Company stock during a six-month period. Any purchase and sale within the relevant timeframe will be matched for purposes of this rule. Liability is absolute even if the purchase or sale took place after full disclosure and without the use of any inside information. The insider would be liable even if compelled to sell for personal reasons.

Section 16(b) requires the disgorgement of all profits made on short-swing trades by all Section 16 Insiders. Therefore, the Company’s Policy prohibits Section 16 Insiders from making a short-swing trade if it would result in profits that would be required to be disgorged. All transactions in Company securities by a Section 16 Insider must be pre-cleared as described above.

RULE 144
Securities held by Section 16 Insiders are “control securities.” The Securities Act of 1933 generally requires that public resales of control securities be registered or qualify for some exemption from the registration requirements. Rule 144 provides an exemption from registration for public resales of control securities for Section 16 Insiders under certain conditions.

Under Rule 144, Section 16 Insiders are permitted to sell control securities if they meet the five requirements of Rule 144, which are (i) holding period; (ii) current public information; (iii) volume limitations; (iv) manner of sale; and (v) filing a Notice of Proposed Sale on Form 144 with the SEC. While compliance with Rule 144 is the responsibility of the Section 16 Insider, and not the Company, the Section 16 Insider’s broker generally will assist a Section 16 Insider in filing a Form 144 with the SEC.

If you are a Section 16 Insider of the Company and are contemplating a sale of Company stock, you are required to first contact the Company’s Assistant Corporate Secretary and instruct your broker to do the same prior to the sale. Because the Form 144 must be filed at the time of or before the sale, it is important that a Section 16 Insider pre-clear all transactions. Our pre-clearance procedures are as described above.

INSIDER TRADING IS PROHIBITED
The purchase or sale of stock while in the possession of MNPI about a company, and the disclosure of such information to others (commonly known as “tipping”), are prohibited by Federal and state securities laws, including Rule 10b-5 under the Securities Exchange Act of 1934. The purpose of the rule is to put company insiders and those with whom they may lawfully communicate MNPI, on an equal footing with the public at large when making stock trades. After the information is disclosed to the public by company press releases, releases of quarterly financial results, or by other public dissemination, then (subject to compliance with this Policy) it may be permissible to trade.

In other words, if you know something that would likely be considered relevant by an investor in determining whether to buy or sell a company’s stock, you may not trade or tip anyone else as to that information until the information has been fully disclosed to the public and the market has had sufficient time to absorb the information.

To allow enough time for the market to absorb the information, you should generally not trade until after two full trading days following public disclosure. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific MNPI.

Additionally, this Policy continues to apply to trades in Company securities even after termination of service to the Company. If a person is in possession of MNPI when his or her service terminates, that person may not engage in transactions in Company securities until that information has become public or is no longer material.
POTENTIAL CONSEQUENCES OF INSIDER TRADING
The purchase or sale of securities while aware of MNPI, or the disclosure of MNPI to others who then engage in trades in the Company’s securities, is not only prohibited by this Policy, it is also prohibited by federal and state laws. Violations can result in civil and criminal penalties for the individual, as well as the individual’s supervisors and the Company. For individuals, the potential consequences of insider trading violations include:

Disgorgement of the profit gained or loss avoided;
A civil penalty of up to three times the profit gained or loss avoided;
A criminal fine of up to $5 million;
A jail term of up to twenty years; and
An order enjoining the individual from further violations of the securities laws.

A violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

The Company also may impose other sanctions (including loss of benefits, or even dismissal for cause) if you fail to comply with this Policy, whether or not your failure to comply results in a violation of law.

MATERIAL INFORMATION
“Material information” is any information, either positive or negative (1) relating to a company (in addition to the Company), this could include any company with which the Company does business; (2) that has not been adequately disseminated to the investing public generally; and (3) the disclosure of which would likely affect the market price of the Company’s stock or which would likely be considered important by an average investor in a decision to buy, sell or hold the Company’s stock. Some examples of information that could be potentially material, depending on the magnitude and certainty of the event, are:

Projections of future earnings or losses or changes in such projections;
Changes in earnings or loan loss provisions, or financial liquidity problems;
A pending or prospective joint venture, merger, acquisition, tender offer or financing;
A significant sale of assets or disposition of a subsidiary;
The gain or loss of a material contract, customer or supplier or material changes in the profitability status of a current contract;
The development or release of a new product or service;
Changes in a previously announced schedule for the development or release of a new product or service;
Changes in management, other major personnel changes or labor negotiations;
Imposition or modification of regulatory restrictions not applicable to bank holding companies generally;
Significant increases or decreases in dividends or the declaration of a stock split or the offering of additional stock;
A change in auditors or notification that the auditor’s reports may no longer be relied upon; and
A significant disruption in the company’s operations or loss, potential loss, breach, or unauthorized access of its property or assets, including its facilities or information technology infrastructure.

Remember that such information may also be material with regard to another company. You should be particularly aware of information relating to, or arising from a planned significant transaction, relationship, or change in an existing relationship between any other company and the Company.
Because trading that receives scrutiny will be evaluated after the fact, with the benefit of hindsight, and may show that MNPI was available to the individual making the trade, questions concerning the materiality of particular information should be resolved in favor of materiality. It does not matter that an individual may have a significant or justifiable reason for a trade; there are no exceptions to this Policy.

NONPUBLIC INFORMATION
“Nonpublic information” is information that is not generally known or available to the public. Information is considered to be available to the public only when it has been released to the public through appropriate channels (e.g., by means of a press release or a public statement from one of the Company’s senior officers), and enough time has elapsed to permit the investment market to absorb and evaluate the information. To allow enough time for the market to absorb the information, you should generally not trade until after two full trading days following public disclosure.

The circulation of rumors or “talk on the street,” even if accurate, widespread and reported in the media, does not constitute public disclosure. Also, you may not take it upon yourself to publicly announce what you believe to be MNPI in order to trade. Only the appropriate designated officers of the Company can make the decision to disclose.

TRADING
“Trading” includes purchases and sales of stocks, bonds, debentures, options, puts, calls and other similar securities. It also includes trades made pursuant to any investment direction under employee benefit plans as well as trades in the open market. For example, sales of stock acquired through the Dividend Reinvestment Plan or transactions in the self-directed portion of the 401(k) plan are covered by this Policy. This Policy also applies to the exercise of options using swapped shares, or with an immediate sale of some or all of the stock through a broker (including a broker assisted cashless exercise). This Policy does not apply to your exercise of a stock option for cash. This Policy also does not apply to your election to have the Company withhold shares subject to an option to satisfy the exercise price or tax withholding requirements.

BANK OF HAWAI‘I’S WINDOW TRADING PERIODS
As each fiscal quarter draws to a close, you are more likely to be assumed to have knowledge of the Company’s earnings for that quarter, even if you actually have no such knowledge. Therefore, in order to avoid the appearance of impropriety in trades around the time of announcements of annual and quarterly financial results, and subject to any imposed blackout periods, the Company requires that you and your immediate family and household members do not make any trades in, or gifts of, the Company’s stock during the period beginning 14 calendar days before the end of each fiscal quarter, and ending after the second full trading day after earnings have been publicly announced. Of course, if you are actually aware of the Company’s earnings prior to the time of their public announcement, or of any other MNPI, you may not trade or gift stock even if you are outside this period. For more information regarding blackout periods, please contact the Assistant Corporate Secretary.

BANK OF HAWAI‘I’S BLACKOUT PERIODS

In order to avoid the appearance of impropriety in trades during especially sensitive periods, the Assistant Corporate Secretary or Chief General Counsel may from time-to-time temporarily prohibit all or a group of persons subject to this Policy, from trading in the Company’s stock. If the Company imposes such a blackout and it applies to you, then you may not trade until the blackout is lifted. You may not disclose to anyone the fact that the Company has imposed a trading blackout.
PUTS, CALLS, OR OTHER HEDGING INSTRUMENTS ON COMPANY STOCK
Under this Policy, Section 16 Insiders are prohibited from hedging the risk in Company stock by buying or selling publicly traded options, puts, calls, or other derivative instruments related to Company stock.
SHORT SALES OF COMPANY STOCK

Under this Policy, Section 16 Insiders are prohibited from effecting “short sales” of the Company’s stock and certain “short sales against the box.” These are transactions involving stock that the seller does not own at the time of the sale, or if owned, that are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days of the sale. Any violation of this provision may result in criminal liability.

PLEDGING COMPANY STOCK AS COLLATERAL FOR A LOAN
Under this Policy, Section 16 Insiders are prohibited from pledging Company stock as collateral for a loan. This would include the use of a traditional margin account with a broker-dealer.

GIFTS OF COMPANY STOCK
Gifts, like a purchase or sale, may be subject to criminal and civil liability if the donor (i) was aware of MNPI about the Company or its stock and (ii) knew or was reckless in not knowing that the donee would sell the stock prior to the disclosure of such information. As such, gifts of Company stock may not be made during a trading blackout period. Gifts of Company stock must also be reported on Form 4 and are subject to pre-clearance. Please see the section titled “Assistance with Section 16 Reporting Requirements.”

TIPPING
“Tipping” is subject to the same civil and criminal penalties that apply to other types of insider trading, regardless of whether you or your “tippee” benefited or profited.
Even if that other person does not trade in the Company’s securities, it is a violation of this Policy to disclose material nonpublic information to anyone outside the Company or to people within the Company whose jobs do not require them to have the information.

EMERGENCY SITUATIONS

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not an exception to this Policy. Even the appearance of an improper transaction must be avoided, both to make sure that you comply with the law and to preserve the Company’s reputation for adhering to the highest standards of conduct.

REQUIREMENTS BEFORE MAKING ANY TRADE IN COMPANY STOCK
Directors and members of the Company’s Executive Committee and their immediate family and household members must pre-clear with the Assistant Corporate Secretary any trades or gifts of Company stock, other than trades pursuant to a pre-approved 10b5-1 plan described below. Any pre-cleared trade must be executed within five (5) business days from the date of pre-clearance. Trades must again be pre-cleared should you fail to make the pre-cleared trade within the 5-business day period. Pre-clearance by the Company should not be construed as the Company giving legal advice, representation or warranty that the trade(s) complies with applicable securities and other federal or state laws.
As part of the pre-clearance process, you must notify the Assistant Corporate Secretary in writing of all material facts and circumstances concerning the trade, including the amount and nature of the proposed trade at least two business days prior to the proposed trade. You must also certify in writing that you are not in possession of MNPI concerning the Company.
If you come into possession of MNPI after the Assistant Corporate Secretary provides approval, but before execution of the trade, you must notify the Assistant Corporate Secretary and you may not trade until receiving a new approval from the Assistant Corporate Secretary. If clearance is denied, the fact of such denial must be kept confidential by you.

RULE 10B5-1 PLANS
Trading plans meeting the requirements of Rule 10b5-1 are permitted under this Policy. Rule 10b5-1 provides a limited safe harbor from insider trading liability for certain purchases or sales in accordance with plans that are adopted when an individual is not in possession of MNPI. If you have implemented such a plan in accordance with the rule and this Policy, Company stock may be purchased or sold under a Rule 10b5-1 plan without pre-clearing the particular trade, even if you are in possession of MNPI, but once the plan is adopted you cannot exercise any influence over the amount of stock to be traded, the price at which they are to be traded or the date of the trade. All Rule 10b5-1 plans must be entered into during a window period when there is no undisclosed material information and must be pre-approved by the Company.

Specifically, Rule 10b5-1 imposes a variety of strict requirements in order to take advantage of the safe harbor:
First, the plan can only be adopted at a time when the insider was not aware of any MNPI about the Company.
Second, the plan must take the form of a binding contract for purchase or sale, an instruction to a third party to buy or sell, or a written plan for trading.
Third, the plan must either specify the amount of stock to be traded, the trade price and the date of trade, set forth a formula for determining those items, or fully delegate the decisions on those items to a third party who is not in possession of MNPI when making the determination.
Fourth, the plan cannot allow the insider to exercise any subsequent influence over how, when, or whether to make purchases or sales.
Fifth, the transaction must occur strictly in compliance with the plan.
Sixth, the plan must have been entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and the terms of the plan must be carried out in good faith.

Seventh, trading pursuant to the plan cannot occur until the applicable “cooling-off period” has elapsed. For directors and officers, no trading can occur until the later of
(a) ninety (90) days after the adoption or modification of the plan, and (b) two (2) business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the plan was adopted (but, in any event, not to exceed one hundred twenty (120) days after adoption or modification of the Plan). For insiders who are not directors or officers, no trading can occur until thirty (30) days after the adoption or modification of the Plan.
Eighth, for plans adopted by directors and officers, each applicable officer and director must provide a representation in the plan certifying, on the date of adoption or modification of the plan, the director or officer is (a) not aware of any MNPI about the underlying security or the Company, and (b) is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.
Ninth, with limited exemptions under Rule 10b5-1, no overlapping plans are permitted. More specifically, you cannot use more than one 10b5-1 plan at a time for purchases or sales of the Company’s securities.
Tenth, insiders cannot have more than one (1) plan designed to effect the purchase or sale of Company securities as a single transaction during any 12-month period that would qualify for the safe harbor under Rule 10b5-1 for purchases or sales of the Company’s securities.

If you, or one of your immediate family or household members, wish to set up a Rule 10b5-1 plan, you must provide the Company with a written plan. Sales and purchases will only be allowed pursuant to a Rule 10b5-1 plan if the plan is pre-approved by the Company. While pre-clearance of trades under an approved Rule 10b5-1 plan is not required, please remember that these trades must still be reported timely under Section 16, usually within two business days of the trade. Therefore, it is important that you provide trade information to the Company’s Assistant Corporate Secretary promptly, generally on the same day as the trade is executed.

QUESTIONS
Please remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you. If you have any questions concerning this Policy or your obligations, please contact the Corporate Secretary’s office or the Chief General Counsel.

The Company may modify this Policy at any time. This Policy can be found at
www.boh.com under the Investor Relations/Governance page/Documents & Charters.